Exhibit 99.12

CONSENT OF EXPERT

February 25, 2010

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 25, 2010 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

We refer to our report entitled "NI 43-101 Technical Report on the Minable Reserve for the Dolores Gold-Silver Project, Chihuahua State, Mexico" dated March 25, 2008 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

We hereby consent to the use of our firm name and our report in the Annual Information Form and in documents incorporated by reference therein.

We confirm that we have read the Annual Information Form and we have no reason to believe that there are any misrepresentations that are derived from our Report referred to above or that are within our knowledge as a result of the services we performed in connection with such Report.

We consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F dated February 25, 2010, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F dated February 25, 2010.

[Signature page follows]

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407-4062 FAX +1 (720) 407-4067
http://www.gustavson.com         gustavson@gustavson.com

Yours truly,

GUSTAVSON ASSOCIATES, LLC

Per:	/s/ Willliam J. Crowl
William J. Crowl, R.G.
Vice President, Mining

February 25, 2010

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407-4062 FAX +1 (720) 407-4067
http://www.gustavson.com       gustavson@gustavson.com